Exhibit 99.1

PRESS RELEASE

Orangekloud Technology Plans Reverse Merger with VeVe

Singapore, February 11, 2026 — Orangekloud Technology Inc. (Nasdaq: ORKT) (“Orangekloud” or “the Company”), a Singapore-based technology company offering the eMOBIQ® No-Code platform for the development of mobile applications and SaaS subscription-based ISV Solutions, today announced the signing of a non-binding Letter of Intent (the “LOI”) with a New Zealand-based technology company, Orbis Technology Limited (“Orbis”).

Orbis is a global digital intellectual property (IP) infrastructure company that enables leading brands to issue, authenticate, and monetise licensed digital assets at scale. The Group operates across IP ingestion, rights management, marketplace infrastructure, and secondary-market monetisation, providing an end-to-end platform for digital IP lifecycle management.

VeVe is Orbis’s flagship consumer-facing brand and marketplace, serving as a distribution and demand engine for the Group’s underlying IP infrastructure.

Pursuant to the LOI, the Company and Orbis desire to negotiate a transaction with regards to the acquisition and continued operation of VeVe by the Company, through the private issuance and sale of Company shares, for the acquisition of the entire issued share capital and undertaking of Orbis (the “Reverse Merger Transaction”). Following the Reverse Merger Transaction, co-founders and shareholders of Orbis would collectively own the majority of the issued shares in the Company, and current shareholders of the Company would hold a minority stake. The Company expects to continue with the dual-class share structure following the Reverse Merger Transaction.

The parties are working to finalise terms in order to proceed toward a definitive implementation agreement on or around February 28, 2026.

About Orangekloud Technology Inc.

Orangekloud Technology Inc. (NASDAQ: ORKT) is a Singapore-based technology company which offers the eMOBIQ® No-Code platform to develop mobile applications specially designed for Small and Medium Enterprises (SMEs) and corporations. A suite of eMOBIQ® mobile applications designed to digitalize and streamline operations in warehousing, sales ordering, delivery, manufacturing, and other key areas. The industry sectors focused on include Food Services & Manufacturing, Precision Engineering, Construction, etc.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and OrangeKloud Technology Inc. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

OrangeKloud Technology Inc. IR Contact:
Steven Chu, COO and IR Officer
70 Bendemeer Road #04-04 Luzerne
Singapore 339940
(+65) 6317 2050
Email: ir@orangekloud.com

Investor Relations Inquiries:
Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Office: (646) 893-5835
Email: info@skylineccg.com